SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83422E 105

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,803,857
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,803,857

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,803,857
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,803,857
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,803,857

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,803,857
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 83422E 105

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,803,857
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,803,857

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,803,857
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) CO

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

The Master Fund purchased the shares of Common Stock described in Item 5(c) with funds from working capital.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented as follows:

The Reporting Persons acquired the shares of Common Stock set forth in Item 5(c) and hold their shares of Common Stock for investment purposes. The information set forth below in Item 6 of this Amendment No. 1 is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 60,449,341 shares of Common Stock as reported by the Company in its Form 10-Q filed on November 5, 2020, adjusted to give effect to the issuance of an aggregate of 24,324,320 shares of Common Stock in the 2020 Private Placement (as defined below), as reported by the Issuer in its Form 8-K filed on December 11, 2020.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	On December 10, 2020, the Master Fund purchased 4,054,054 shares of Common Stock from the Issuer at a purchase price of $3.70 per share in a private placement (the “2020 Private Placement”).

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented as follows:

Registration Rights Agreement

The Master Fund, together with the other investors in the 2020 Private Placement, entered into a registration rights agreement with the Issuer on December 10, 2020 (the “2020 Registration Rights Agreement”), which provides certain rights with respect to the registration of the shares of Common Stock acquired in the 2020 Private Placement.

Pursuant to the 2020 Registration Rights Agreement, the Issuer has agreed to file a registration statement covering the resale of the shares acquired in the 2020 Private Placement within the earlier of either (A) the later of (x) 30 days after the closing date of the 2020 Private Placement or (y) 15 days after the Issuer discloses any material non-public information that the Issuer may have provided the investors in connection with the 2020 Private Placement or (B) 120 days following the closing date of the 2020 Private Placement (the “Filing Deadline”). The Issuer has agreed to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable and to keep such registration statement effective until the date the shares of Common Stock covered by such registration statement have been sold or cease to be registrable securities (“2020 Registrable Securities”) under the 2020 Registration Rights Agreement.

In the event that (i) the registration statement has not been filed by the Filing Deadline, (ii) the registration statement is not declared effective prior to the earlier of (a) five business days after the date on which the Issuer is notified by the SEC that the registration statement will not be reviewed by the SEC staff or is not subject to further comment by the SEC staff or (b) the 15th day after the Filing Deadline (or the 60th day after the Filing Deadline if the SEC staff determines to review the registration statement), or (iii) after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement for any reason, subject to certain limited exceptions, then the Issuer agreed to make pro rata payments to each of the investors in the 2020 Private Placement then holding 2020 Registrable Securities as liquidated damages in an amount equal to 1% of the aggregate amount invested by each such investor in the 2020 Private Placement per 30-day period or pro rata for any portion thereof for each such month during which such event continues, subject to certain caps set forth in the 2020 Registration Rights Agreement.

Item 7.	Material to be Filed as Exhibits

Item 7 is amended and supplemented as follows:

Exhibit 4	Securities Purchase Agreement, dated December 10, 2020, by and among the Issuer and the other parties thereto (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 11, 2020).

Exhibit 5	Registration Rights Agreement, dated December 10, 2020, by and among the Issuer and the other parties thereto (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 11, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2020

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By: Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member